UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing 'Trading Statement'

30 April 2010

PEARSON: AGM AND INTERIM MANAGEMENT STATEMENT

Pearson provides an interim management statement covering the first three months of 2010, in conjunction with its Annual General Meeting.

All parts of the company have made a good start to 2010.  We are trading in line with the expectations set out in our full-year results announcement on March 1, and we continue to expect another year of underlying profit growth.

We generated £1.08bn in revenues in the first quarter, an increase of 7% in headline terms and 12% at constant currencies. The first quarter is always a very light trading period for Pearson owing to the seasonal phasing of our book publishing businesses, and we expect these growth rates to moderate as we go through the year.

Marjorie Scardino, chief executive said:

"The first quarter never tells us a great deal about the full-year, but our direction of travel is encouraging. Our leadership in global education and the rapid growth of our digital and services businesses across Pearson continue to propel strong trading. We've seen some improvement in markets that were tough for us through the recession, but we remain cautious about the economic outlook. Still, we're confident that we can build on our consistent record of profit growth this year."

In
Education
, our strong financial and competitive performance has continued into the early part of 2010. In
North America
, our Higher Education and Assessment and Information businesses are showing good growth, benefiting from our focus on student performance, our leadership in learning technologies and new contract wins. Despite continued pressure on state budgets, our US School curriculum business returned to growth in the first quarter, helped by the stronger adoption opportunity.  In
International
Education, we produced steady growth in the first quarter with rapid growth in assessments and qualifications, particularly in the UK, and in our English language schools in China. In
Professional
Education, we continued to see tough conditions in publishing, offset by growth in testing and certification. We continue to expect further share gains in education markets this year.

At the
FT Group
, we are benefiting from our strategy of providing high-quality, premium information and analysis, delivered more and more through digital channels and subscription services. At
FT Publishing
, strong demand for subscriptions to the
Financial Times
in print and online, an increase in new sales at Mergermarket and a return to growth in advertising revenues all contributed to a good first quarter. We are encouraged by a more positive environment for corporate and financial advertising, but bookings remain volatile and visibility remains poor. As previously announced, the Board of
Interactive Data
is currently reviewing strategic alternatives for the company.

Penguin
has made a good start to the year, particularly in the US, the UK and at Dorling Kindersley. We expect another good competitive performance, with a compelling publishing schedule in the second half of the year. Growth in demand for eBooks also remains very strong, and Penguin is actively engaged in developing new publishing models for digital devices.

At the end of 2009, Pearson's net debt was £1,092m, giving a net debt/EBITDA ratio of 1.1x and interest cover of 8.8x. Our net debt increased during the first quarter as a result of exchange rate movements and the normal seasonal build-up of working capital ahead of our key selling periods in education.

At our AGM today, we are proposing a final dividend of 23.3p per share giving a total dividend for 2009 of 35.5p, up 5% from the previous year.

Pearson generates approximately 60% of its sales in the United States. A 5 cent move in the average £:$ exchange rate for the full year (which in 2009 was £1:$1.57) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first quarter of 2010 was £1:$1.56 (£1:$1.42 in the first quarter of 2009) and the closing rate at the end of March was £1:$1.50.

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London, SW1P 3EE at 12 noon.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith       + 44 (0) 20 7010 2310

Forward looking statements
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements.  In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.  There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control.  These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.  Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   30 April, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary